Exhibit 99.1

BELLATRIX EXPLORATION LTD.

Notice of

Annual and Special Meeting of Shareholders

to be held on May 20, 2015

The annual and special meeting (the “Meeting”) of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) will be held in the Devonian Room, Calgary Petroleum Club, 319— 5th Avenue SW, Calgary, Alberta, Canada T2P 0L5 on May 20, 2015 at 3:00 p.m. (Calgary time) to:

1.                                      receive and consider our comparative financial statements for the year ended December 31, 2014, together with the report of the auditors thereon;

2.                                      fix the number of directors to be elected at the Meeting at twelve members;

3.                                      elect the directors of the Corporation;

4.                                      appoint our auditors and authorize the directors to fix their remuneration as such;

5.                                      approve and authorize all unallocated options under the share option plan of the Corporation, all as more particularly described in the accompanying management information circular of the Corporation dated April 10, 2015 (the “Information Circular”);

6.                                      consider and approve certain amendments to the by-laws of the Corporation relating to amending the quorum requirements for meetings of the shareholders of the Corporation and making certain other amendments, as more particularly described in the Information Circular;

7.                                      consider and approve a special resolution, the full text of which is set forth in the Information Circular, to approve the amendment of the articles of the Corporation in order to create a new class of preferred shares, issuable in one or more series, all as more particularly described in the Information Circular;

8.                                      consider a non-binding advisory resolution on the Corporation’s approach to executive compensation; and

9.                                      transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this notice.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary Time) on May 15, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 10, 2015 (the “Record Date”).  Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 10th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Vice President, General Counsel & Corporate Secretary